FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                           For the month of April 2003

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F |_|                       Form 40-F |X|.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes |_|                             No |X|.

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABITIBI-CONSOLIDATED INC.


      April 23, 2003                    /s/ Jacques Vachon
                                        ----------------------------------------
                                        By:  Jacques Vachon
                                        Its: Senior Vice President, Corporate
                                             Affairs, and Secretary

Abitibi-Consolidated Inc.
First quarter report to shareholders

$181 Million Net Earnings in First Quarter 2003

Abitibi-Consolidated reported net earnings of $181 million in the first quarter ending March 31, 2003 compared to a loss of $50 million in the same quarter of 2002. On a per share basis, net earnings were $0.41 for the first quarter of 2003 compared to a loss of $0.11 for the same period of 2002. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Net sales in the first quarter of 2003 were $1,192 million compared to $1,195 million for the corresponding quarter of last year. The operating loss from continuing operations was $35 million in the first quarter of 2003 compared to an operating profit from continuing operations of $41 million for the first quarter of 2002.

Lower operating profit from continuing operations in the first quarter of 2003 compared to the corresponding quarter of 2002 resulted from lower value-added groundwood paper and lumber selling prices, higher newsprint cost of goods sold and the impact of a stronger Canadian dollar, partially offset by higher newsprint and value-added sales volume.

Financial expenses were down by $16 million primarily attributable to lower interest costs due to debt repayment following the sale of 75% of the Saint-Felicien, Quebec pulp mill in August of 2002.

The table set out below shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that the table is useful supplemental information as it provides an indication of its net earnings or (loss) excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) as an indicator of performance.

      Table 1: Impact of specific items

                                                           In millions of dollars
                                                          (except per share amount)
                                                          -------------------------
                                                               First quarter
                                                          -------------------------
                                                               2003      2002
                                                             ------    ------
      Net earnings (loss) as reported                          $181      ($50)
         (In accordance with GAAP)
            $ per share                                       $0.41    ($0.11)

      Specific items (after taxes):
        Loss (Gain) on translation of foreign currencies       (239)        3
        Income tax adjustments                                  (32)        1
        Reversal of CVD/AD                                                  9

                                                             ------    ------
      Net earnings (loss) excluding specific items             ($90)     ($37)
         (Not in accordance with GAAP)
            $ per share                                      ($0.20)   ($0.08)

The Company recorded an after-tax gain on translation of foreign currency of $239 million in the first quarter of 2003 compared to a loss of $3 million for the corresponding quarter of last year in large part attributable to the effect of a strengthening Canadian currency compared to the U.S. currency at the end of the current period on the Company's long-term debt which is mainly denominated in U.S. dollars. During the first quarter of 2003, the Company settled favourably certain tax litigation that had not been provided for in previous reporting periods in an amount of $32 million. In the first quarter of 2002, Abitibi-Consolidated provisioned an after tax amount of $9 million for countervailing and anti-dumping duties (CVD/AD) that was reversed the following quarter after the U.S. International Trade Commission (USITC) issued its final determination on May 22, 2002. On that date, the Company started to pay these duties according to the new levies.

Overview of Results

In 2003, the Company changed the name of its Lumber segment to Wood Products segment due to increasing involvement in other areas particularly engineered wood.

Operating profit (loss) from continuing operations per business segment for the periods ended March 31 was as follows:

      Table 2: Operating profit (loss) from continuing operation

                                                        In millions of dollars
                                                             First quarter
                                                        ----------------------
                                                            2003     2002
                                                            ----     ----
      Newsprint                                             ($18)     ($4)

      Value-Added Groundwood Papers                            3       36

      Wood Products                                          (20)       9
                                                            ----      ---
                                                            ($35)     $41

NEWSPRINT, VALUE-ADDED GROUNDWOOD PAPERS AND WOOD PRODUCTS

Newsprint

North American demand for newsprint continued its positive trend established at year-end 2002, increasing by 5% in the first two months of 2003 compared to the same period of 2002, according to the Pulp and Paper Products Council (PPPC). Publishers' advertising linage continued to be positive in January and February 2003, up 2% compared to the same period of 2002. Advertising linage for March of 2003 is expected to be in line with March of 2002 despite withdrawals of advertising stemming from the Iraq conflict, however increases in editorial content and circulation are expected to counteract the negative effects on newsprint demand.

According to the PPPC, at the end of February 2003, total producer and customer newsprint inventories were 16,000 tonnes higher than at the end of February 2002. U.S. Daily Newspaper inventories increased from 38 days of supply at the end of February 2002 to 41 days of supply a year later. The Company's inventories rose by 66,000 tonnes in the first quarter of 2003 compared to the end of 2002 essentially due to an increase in inventory destined to international markets, of which 35,000 tonnes was not shipped as a result of logistical problems due to adverse weather conditions and the war in Iraq. Inventories destined to North American customers remained constant and at historically low levels.

Shipments of newsprint by the Company in the first quarter of 2003 were 1,116,000 tonnes or 90,000 tonnes higher than the first quarter of 2002. During the first quarter of 2003, the Company took 200,000 tonnes of market-related downtime in order to adjust production according to its order books. This includes 140,000 tonnes of downtime from indefinitely idled paper machines at Sheldon, Texas, and Port-Alfred, Quebec.

During the quarter, the Company announced and implemented a price increase of US$50 per tonne effective March 1, 2003 for its North American customers. Newsprint prices in international markets remained generally stable during the quarter, but overall at levels lower than a year ago.

The Company does not expect newsprint consumption to be materially impacted by the war in Iraq but to be more dependent upon a continued economic recovery in the United States. The Company expects newsprint consumption growth to be positive as the economy picks up strength.

The Company believes that permanent shutdowns and capacity conversions in North America, combined with limited new capacity additions worldwide, should allow newsprint markets to benefit as general economic conditions improve.

On a per tonne basis, the Company's cost of goods sold in the first quarter of 2003 was higher than for the same quarter of 2002 mainly due to cost increases of recycled paper and energy at PanAsia. The Company's North American cost increases in energy and fibre were offset by the benefits of its focused downtime strategy and a stronger Canadian dollar.

Value-Added Groundwood Papers

According to the PPPC, North American demand for uncoated groundwood papers declined 3.2% in the first two months of 2003 compared to the same period of 2002. This demand decline is due partially to softness in key end-use markets because of economic uncertainty as well as relatively strong 2002 comparables.

Shipments of value-added paper grades by the Company totalled 434,000 tonnes in the first quarter of 2003, compared to 406,000 tonnes in the corresponding period of 2002. The improvement in sales volume was primarily due to increased tonnage from the Company's new Lufkin SC paper machine as well as increased sales of the Company's successful ABIoffset(TM) products. Mill nets for the value-added papers were 11% lower as a result of lower prices and a stronger Canadian dollar.

During the quarter, the Company announced a US$60 per short ton price increase for its ABIcal(TM) "A" grade, effective April 1 and a US$40 per short ton price increase for ABIbrite(TM), ABIbook(TM) and other ABIcal(TM) grades, effective May 1.

The Company believes the market segments in which it markets its products will remain relatively healthy and that its uncoated groundwood sales volume will perform well through the balance of 2003.

On a per tonne basis, the Company's cost of goods sold in the first quarter of 2003 was lower than for the same quarter of 2002 mainly due to cost reductions tied to the Company's product developments initiatives and higher production volume partly offset by increases in the price of fibre and energy.

Wood Products

U.S. housing starts increased from an annual rate of 1.68 million units during March of 2002 to 1.78 million units during March of 2003. High housing starts in March were a reflection of the low interest rate environment and the poor weather conditions earlier in the year in the Eastern part of the United-States.

Sales volume in the first quarter of 2003 totalled 453 million foot board measure (MBf) compared to 452 MBf for the same period in 2002. Lumber products prices decreased during the first quarter of 2003 compared to the same period last year, reflecting the over supply in the market. Average mill nets for the first quarter of 2003 were 18% lower than in the same quarter in 2002 as a result of lower prices, higher duties and a stronger Canadian dollar.

Consistent with the Company's strategy to add value to the Wood Products business through secondary processing, an investment of $5 million was announced on April 3, 2003 to convert the Saint-Prime sawmill to the production of bedframe components and utility planking as of June 2003 and to expand the La Dore sawmill to produce finger-jointed lumber.

Canada and the United-States have temporarily discontinued negotiations regarding the lumber trade dispute. No date was scheduled to resume discussions. The World Trade Organization and the North American Free Trade Association rulings on the dispute are expected in the third quarter of 2003. The Company believes that stability will return to the lumber market once the current dispute is resolved. Abitibi-Consolidated has paid and expensed $19 million for countervailing and anti-dumping duties during the first quarter.

Other Significant Events

On September 19, 2001, the Company entered into a partnership with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc. to further develop the hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The first phase of the $65 million project ($68 million including capitalized interest) is now operational and under evaluation for final approval. The second and final phase is scheduled to start by the end of 2003. In 2002, the partnership secured $65 million in debt maturing in 2029 from a syndicate of lenders, with no recourse to the Company. Additional energy produced, covered by a 30-year contract, will be sold to Newfoundland and Labrador Hydro.

Effective January 1, 2003 Abitibi-Consolidated has an option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint venture) at a pre-determined nominal amount. Because of this option, in accordance with GAAP, the Company is deemed to control the Alabama joint venture. Consequently, Abitibi-Consolidated has included the Alabama joint venture's complete financial results, assets and liabilities in its Consolidated Financial Statements as of that date adding $US70 million of debt to its Balance Sheet.

The agent appointed by the Canadian Competition Bureau in December 2001 could not complete the divestiture of the Port-Alfred, Quebec newsprint mill before the expiry of the period provided for in the Consent Order issued by the Competition Tribunal following the Company's undertaking to the Bureau of December 2000. Counsels to the Company has advised that the Bureau concluded its inquiry on the sale process and that it has closed its file.

Dividends

On March 4, 2003, the Company's Board of Directors declared a dividend of $0.10 per share payable on April 1, 2003 to shareholders of record as at March 17, 2003.

Financial Position and Liquidity

Cash used by continuing operating activities totalled $154 million, or $0.35 per share for the first quarter ended March 31, 2003 compared to $206 million or $0.47 per share in the corresponding period of 2002. The positive variation of $52 million in cash flow from operating activities is mainly due to the reduction in cash required for operating working capital components mostly from lower accounts receivable following a slight increase in the use of the Company's securitization program whereas in 2002 the increase in accounts receivable was due to a reduction in the use of the same program.

Capital expenditures were $42 million for the three-month period ended March 31, 2003 compared to $57 million in the corresponding period last year. During the first quarter of 2003, the Company completed the thermomechanical pulp modernization project at its Baie-Comeau, Quebec mill on schedule, on budget and according to the original timeline. The modernization of Abitibi-Consolidated's hydroelectric generating facilities at Iroquois Falls, Ontario is also on schedule and on budget. The $181 million project to convert the newsprint machine at the Alma mill to Equal Offset(TM) started in the first quarter of 2003. Engineering work is progressing under the mill's supervision and most major equipment has been ordered. The project is on budget and on schedule for a start-up in the second quarter of 2004. The Company expects to meet its objective of keeping capital expenditures at approximately $300 million in 2003.

Total long-term debt amounted to $5,562 million for a ratio of net debt to total capitalization of 0.629, as at March 31, 2003, compared to $5,633 million (a net debt to total capitalization ratio of 0.635) at December 31, 2002. The reduction of $71 million of long-term debt is mainly due to the strengthening of the Canadian dollar as most of the Company's debt is denominated in U.S. currency, the effect of which was partly offset by the seasonal increase in non-cash operating working capital and the consolidation of 100% of the Alabama joint venture as explained earlier. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at March 31, 2003 was $485 million compared to $472 million at December 31, 2002.

On February 18, 2003, a second of three rating agencies that cover the Company's debt instruments lowered its rating from BBB- with negative outlook to BB+ with a stable outlook. As was the case for the first agency, this change in the Company's debt instruments rating is not expected to have a significant impact on its 2003 interest cost.

Disclosure Controls and Procedures and Internal Controls

In the quarter ended March 31, 2003, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.

Oversight role of Audit Committee

Together with management and the external auditor, the Audit Committee reviews and approves the release of the Company's quarterly MD&A and related financial statements. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for management on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

[LOGO OF ABITIBI CONSOLIDATED]

                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

     Abitibi-Consolidated Reports First Quarter Net Earnings of $181 Million
            Operating results impacted by fibre, energy and currency

Q1 2003 Highlights

o     Sales of $1.2 billion

o     EBITDA of $127 million

o     Net earnings of $181 million

o     SG&A of $46 million

o     Lumber duties of $19 million

o     Interest expense down 12% from Q1 2002

MONTREAL, April 23, 2003 - Abitibi-Consolidated Inc. reported today first quarter net earnings of $181 million, or 41 cents a share compared to a loss of $50 million, or 11 cents a share in the same quarter of 2002. Included in the current quarter's results is an after-tax gain of $239 million on translation of foreign currencies mainly from US dollar debt and a positive income tax adjustment of $32 million. (see Table 1 of MD&A)

The first quarter operating loss from continuing operations was $35 million compared to an operating profit from continuing operations of $41 million for the same period last year. (see Table 2 of MD&A)

The change in profitability when compared to the first quarter of 2002 is attributable to lower value-added paper and lumber prices, higher costs in the newsprint segment of the Pan Asia operations, as well as the impact of a stronger Canadian dollar. These elements were partly offset by higher sales volumes of both newsprint and value-added papers.

"Despite the pressures on both paper and lumber markets in the first quarter, the Company's newsprint prices continued moving back towards normalized levels," said President and Chief Executive Officer, John Weaver. "The successful implementation of our recent newsprint price increase is evidence that supply and demand are coming back into proper balance. What is required now is less uncertainty in the global economy."

The Company took 200,000 tonnes of market-related newsprint downtime in North America during the quarter.

Energy

Despite the Company's ability to self-generate almost 25% of its electricity requirements and the fact that approximately 30% of its natural gas purchases were hedged by firm contracts in the first quarter, the direct impact of increased energy cost was approximately $24 million.

Currency

The Canadian dollar strengthened by an average of 6% against the US dollar compared to the same period last year. The Company estimates the impact of this appreciation on its operating profit to be approximately $35 million in the first quarter.

Interest expense

During the quarter, the Company's interest expense was $14 million lower than the same quarter last year.

Capex

Capital expenditures during the quarter came in at $42 million, as the effluent treatment system at Lufkin, Texas was upgraded and the project to convert the Alma, Quebec newsprint mill to produce Equal Offset(TM) began. As well, the Company completed the TMP project at Baie-Comeau on schedule and on budget.

A conference call hosted by management to discuss quarterly results will be held today at 4pm (Eastern time). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

As well, the Company is holding its Annual Shareholders' Meeting this morning at 11am in Montreal. The event will also be webcast live on its website.

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and lumber. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in more than 70 countries from 27 paper mills, 22 sawmills, 1 engineering wood and 2 remanufacturing facilities in Canada, the U.S., the U.K., South Korea, China and Thailand. We also operate 10 recycling centres.

                                      -30-

Contacts:

Investors and Analysts:                 Media:

Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications &
(514) 394-2360                          Media Relations
                                        (514) 394-2340

FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Abitibi-Consolidated Inc.
Consolidated Statement of Earnings

                                                                              Three months ended
                                                                          March 31      March 31
(unaudited)                                                                   2003          2002
(in millions of Canadian dollars, except per share amounts)                      $             $
------------------------------------------------------------------------------------------------
Net sales                                                                    1,192         1,195
------------------------------------------------------------------------------------------------

Cost of products sold                                                        1,019           948
Selling, general and administrative expenses                                    46            44
Amortization of fixed assets                                                   158           158
Amortization of intangible assets                                                4             4
------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                             (35)           41
Financial expenses (note 3)                                                    102           118
Loss (gain) on translation of foreign currencies                              (274)            3
Other expenses                                                                   3             4
------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items          134           (84)
Income tax recovery                                                            (43)          (29)
Non-controlling interests                                                       (4)            2
------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                     181           (57)
Earnings from discontinued operations                                           --             7
------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                             181           (50)
================================================================================================

Earnings (loss) per common share (basic and diluted)
  From continuing operations                                                  0.41         (0.13)
  Net earnings (loss)                                                         0.41         (0.11)
================================================================================================

Weighted average number of common
      shares outstanding (in millions)                                         440           440
================================================================================================

Consolidated Statement of Deficit

                                                                              Three months ended
                                                                          March 31      March 31
(unaudited)                                                                   2003          2002
(in millions of Canadian dollars, except per share amounts)                      $             $
------------------------------------------------------------------------------------------------
Deficit, beginning of period                                                  (497)         (580)
Net earnings (loss) for the period                                             181           (50)
Dividends declared                                                             (44)          (44)
------------------------------------------------------------------------------------------------
Deficit, end of period                                                        (360)         (674)
================================================================================================

Abitibi-Consolidated Inc.
Consolidated Statement of Cash Flows

                                                                          Three months ended
                                                                        March 31    March 31
(unaudited)                                                                 2003        2002
(in millions of Canadian dollars, except per share amounts)                    $           $
--------------------------------------------------------------------------------------------
Continuing operating activities
Earnings (loss) from continuing operations                                   181         (57)
Amortization                                                                 162         162
Future income taxes                                                          (31)        (36)
Loss (gain) on translation of foreign currency long-term debt               (299)          2
Employee future benefits                                                      (2)        (18)
Non-controlling interests                                                     (4)          2
Other non-cash items                                                           8           3
--------------------------------------------------------------------------------------------
                                                                              15          58
Change in non-cash operating working capital components                     (169)       (264)
--------------------------------------------------------------------------------------------
Cash flows used in continuing operating activities                          (154)       (206)
--------------------------------------------------------------------------------------------

Financing activities of continuing operations
Increase in long-term debt                                                   386         250
Repayment of long-term debt                                                 (169)        (64)
Cash contribution by a minority interest in a subsidiary                      19          --
Dividends paid to shareholders                                               (44)        (44)
--------------------------------------------------------------------------------------------
Cash flows from financing activities of continuing operations                192         142
--------------------------------------------------------------------------------------------

Investing activities of continuing operations
Additions to fixed assets                                                    (42)        (57)
Investments                                                                  (19)         (9)
Other                                                                        (21)         --
--------------------------------------------------------------------------------------------
Cash flows used in investing activities of continuing operations             (82)        (66)
--------------------------------------------------------------------------------------------

Cash used in continuing operations                                           (44)       (130)
Cash generated by discontinued operations                                     --           8
--------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                      (44)       (122)
Currency translation adjustment on cash                                      (10)         --
Cash and cash equivalents, beginning of period                               146         208
--------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                      92          86
============================================================================================

      Components of the changes in non-cash operating working capital
         Accounts receivable                                                  36        (119)
         Inventories                                                         (59)        (38)
         Prepaid expenses                                                      2         (19)
         Accounts payable and accrued liabilities                           (148)        (88)
      --------------------------------------------------------------------------------------
                                                                            (169)       (264)
      ======================================================================================

      Cash outflows during the period related to
         Interest on long-term debt                                          119         138
         Income taxes                                                          1          15
      --------------------------------------------------------------------------------------
                                                                             120         153
      ======================================================================================

Abitibi-Consolidated Inc.
Consolidated Balance Sheet

                                                      March 31       December 31
(unaudited)                                               2003              2002
(in millions of Canadian dollars)                            $                 $
--------------------------------------------------------------------------------

ASSETS

Current assets
Cash and cash equivalents                                   92              146
Accounts receivable                                        504              543
Inventories                                                832              780
Prepaid expenses                                            57               59
--------------------------------------------------------------------------------
                                                         1,485            1,528

Investments                                                270              264
Fixed assets                                             6,978            7,138
Intangible assets                                          497              501
Other assets                                                91               74
Goodwill                                                 1,413            1,426
--------------------------------------------------------------------------------

                                                        10,734           10,931
================================================================================

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities                   945            1,108
Long-term debt due within one year                         267              225
--------------------------------------------------------------------------------
                                                         1,212            1,333

Long-term debt                                           5,295            5,408
Employee future benefits                                   127              135
Future income taxes                                        740              765
Deferred gain                                              131              134
Non-controlling interests                                  156               70

SHAREHOLDERS' EQUITY
Capital stock (note 1 b)                                 3,515            3,520
Contributed surplus                                         14               14
Deficit                                                   (360)            (497)
Foreign currency translation adjustment                    (96)              49
--------------------------------------------------------------------------------
                                                         3,073            3,086
--------------------------------------------------------------------------------

                                                        10,734           10,931
================================================================================

Abitibi-Consolidated Inc.
Consolidated Business Segments

(unaudited)
(in millions of Canadian dollars)

                                           Net                     Operating   Additions to        Sales
                                         sales   Amortization  profit (loss)   fixed assets       Volume
Three months ended March 31, 2003            $              $              $              $
--------------------------------------------------------------------------------------------------------
Newsprint                                  701            103            (18)            17        1,116(a)
Value-added groundwood papers              351             44              3             22          434(a)
Wood products (1)                          140             15            (20)             3          453(b)
--------------------------------------------------------------------------------------------------------
Continuing operations                    1,192            162            (35)            42
========================================================================================================

                                           Net                     Operating   Additions to        Sales
                                         sales   Amortization  profit (loss)   fixed assets       Volume
Three months ended March 31, 2002            $              $              $              $
--------------------------------------------------------------------------------------------------------
Newsprint                                  656            105             (4)            46        1,026(a)
Value-added groundwood papers              369             45             36              6          406(a)
Wood products (1)                          170             12              9              5          452(b)
--------------------------------------------------------------------------------------------------------
Continuing operations                    1,195            162             41             57
========================================================================================================

(1) Wood products sales are presented net of inter-segment sales of $42 million in the three month period ended March 31, 2003 ($45 million in the three month period ended March 31, 2002).

(a)   in thousands of tonnes

(b)   in millions of board feet

                                                     March 31        December 31
                                                         2003               2002
Total assets                                                $                  $
--------------------------------------------------------------------------------
Newsprint                                               7,001              7,145
Value-added groundwood papers                           2,929              3,034
Wood products                                             804                752
--------------------------------------------------------------------------------
                                                       10,734             10,931
================================================================================

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2003

1.    Summary of significant accounting policies

      These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

            These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2002, except for the following:

a)    Principles of consolidation

      The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

            Since January 1, 2003, the Company has an option, at a predetermined amount, to purchase the other joint venture partner's 50% interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). This option may be exercised until June 30, 2005. After expiration of this option, the other partner has a put option, for 45 days, that if exercised, could force the Company to acquire its 50% interest.

            In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), control exists even if the Company does not own the majority voting interest because it has the ability to elect the majority of the members of the board of directors through ownership of an option that, if exercised, would give the Company the majority voting interest. Accordingly, the Company's consolidated financial position as at March 31, 2003 and the consolidated results of its operations and its cash flows for the three months ended March 31, 2003 include the accounts of Alabama and Alabama Recycling, which are no longer included on a proportionate consolidation basis.

b)    Share purchase financing

      Effective January 1, 2003, the Company applied the new guidelines of Emerging Issues Committee Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, those loans, totalling $5 million as at January 1, 2003, are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.

2.    Stock-based compensation plans - stock option plans

      The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 12,950,000 stock options may be granted. During the three months ended March 31, 2003, the Company granted 2,277,277 stock options at an exercise price of $10.97.

            In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued.

                                                                        Three months ended
      (in millions of Canadian dollars, except per share amounts)                 March 31
                                                                         2003        2002
                                                                            $           $
                                                                        ------------------
      Net earnings (loss)
         As reported                                                      181         (50)
         Pro forma                                                        180         (50)

      Earnings (loss) per share
         As reported                                                     0.41       (0.11)
         Pro forma                                                       0.41       (0.11)

      The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

      Assumptions
         Dividend yield                                          3.6%       3.0%
         Volatility                                             36.5%      29.9%
         Risk-free interest rate                                 4.7%       5.2%
         Expected option lives (in years)                        5.9        5.9

      Weighted average fair value of each option ($/option)     4.78       5.33

3.    Financial expenses

                                                             Three months ended
                                                                       March 31
                                                                 2003      2002
      (in millions of Canadian dollars)                             $         $
      --------------------------------------------------------------------------

      Interest on long-term debt                                  103       117
      Amortization of deferred financing fees                       1         2
      Interest income                                              (4)       (1)
      Other                                                         2        --
      --------------------------------------------------------------------------
                                                                  102       118
      ==========================================================================

4.    Commitments and guarantees

a)    Commitments

      On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the Company developed groundwood paper known as Equal Offset(TM). The total cost of this program is estimated at $181 million, including capitalized interest. As at March 31, 2003, $9 million has been incurred, and firm commitments of $81 million have been made in connection with this capital project.

b)    Indemnities

      The Company has, over time, sold portions of its business, including discontinued operations. Pursuing to the sale agreements, the Company may have to indemnify the purchaser against liabilities related to events prior to the sale, such as tax, environmental, litigation and employment matters or related to representations made by the Company. These types of indemnification guarantees extend for periods not exceeding 10 years.

            The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

            Historically, the Company has not made any significant indemnification payments under such agreements.

                                  CERTIFICATION

I, John W. Weaver, certify that:

1. I have reviewed this quarterly report of Abitibi-Consolidated Inc. (the "registrant");

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 23, 2003


/s/ John W. Weaver
John W. Weaver
President and Chief Executive Officer

                                  CERTIFICATION

I, Pierre Rougeau, certify that:

1. I have reviewed this quarterly report of Abitibi-Consolidated Inc. (the "registrant");

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 23, 2003


/s/ Pierre Rougeau
Pierre Rougeau
Senior Vice-President, Corporate Development and
Chief Financial Officer

                                   SCHEDULE 1

                                  CERTIFICATION

      The undersigned officer of Abitibi-Consolidated Inc. (the "Company"), does hereby certify that:

      The Quarterly Report on Form 6-K for the quarter ended March 31, 2003 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 23, 2003


/s/ John W. Weaver
John W. Weaver
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                  CERTIFICATION

      The undersigned officer of Abitibi-Consolidated Inc. (the "Company"), does hereby certify that:

      The Quarterly Report on Form 6-K for the quarter ended March 31, 2003 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 23, 2003


/s/ Pierre Rougeau
Pierre Rougeau
Senior Vice-President, Corporate Development and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.